
03028283

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
AUG 04 2003
WASH. D.C.
155
SECTION

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS


PROCESSED
AUG 05 2003
THOMSON
FINANCIAL

WFS Receivables Corporation 2	0001116940
Exact name of registrant as specified in charter	Registrant CIK Number
Form 8-K dated as of July 31, 2003	333-106649
Electronic report, schedule or registration statement of which the documents are a part	SEC file number, if available

____

Name of Person Filing the Document (If other than the Registrant)

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada on July 31, 2003.

WFS Receivables Corporation 2

By: 
John L. Coluccio, President

INDEX TO EXHIBIT

wfs03-3.cdi.txt

```
! WFS03_3.CDI #CMOVER_3.0B ASSET_BACKED_AUTOLOAN ! MAX_CF_VECTSIZE
 540
!
!! Created by Intex Deal Maker v3.5.152 , subroutines 3.0f1
!!   07/31/2003   4:56 PM
!
! Modeled in the Intex CMO Modeling Language, (WNYC14904692)
! which is copyright (c) 2003 by Intex Solutions, Inc.
! Intex shall not be held liable for the accuracy of this data
! nor for the accuracy of information which is derived from this data
.
!
! This material is provided to you solely for informational purposes,
is intended for
! your use only and does not constitute an offer or commitment, a soli
citation of an
! offer or commitment, or any advice or recommendation, to enter into
or conclude any
! transaction (whether on the indicative terms shown or otherwise).
!
! This material has been prepared by CSFB based on assumptions and par
ameters determined
! by it in good faith.  It is important that you (recipient) understan
d that those
! assumptions and parameters are not the only ones that might reasonab
ly have been
! selected or that could apply in connection with the preparation of t
hese materials or
! an assessment of the transaction described above.  A variety of othe
r or additional
! assumptions or parameters, or other market factors and other conside
rations, could
! result in different contemporaneous good faith analyses or assessmen
t of the transaction
! described above. Past performance should not be taken as an indicati
on or guarantee of
! future performance, and no representation or warranty, express or im
plied is made
! regarding future performance.  Opinions and estimates may be changed
 without notice.
! The information set forth above has been obtained from or based upon
 sources believed
! by CSFB to be reliable, but CSFB does not represent or warrant its a
ccuracy or completeness.
! This material does not purport to contain all of the information tha
t an interested party may
! desire.  In all cases, interested parties should conduct their own i
nvestigation and analysis
```

```
! of the transaction(s) described in these materials and of the data s
et forth in them.
! Each person receiving these materials should make an independent ass
essment of the merits
! of pursuing a transaction described in these materials and should co
nsult their own
! professional advisors.
!
! CSFB may, from time to time, participate or invest in other financin
g transactions
! with the issuers of the securities referred to herein, perform servi
ces for or solicit
! business from such issuers, and/or have a position or effect transac
tions in the securities
! or derivatives thereof.
!
! Structured securities are complex instruments, typically involve a h
igh degree of risk
! and are intended for sale only to sophisticated investors who are ca
pable of
! understanding and assuming the risks involved.  The market value of
any structured
! security may be affected by changes in economic, financial and polit
ical factors
! (including, but not limited to, spot and forward interest and exchan
ge rates), time to
! maturity, market conditions and volatility and the credit quality of
 any issuer or
! reference issuer.  Any investor interested in purchasing a structure
d product should
! conduct its own investigation and analysis of the product and consul
t with its own
! professional advisers as to the risks involved in making such a purc
hase.
!
!
  DEFINE CONSTANT #OrigCollBal = 1650000000.00
!
  DEFINE CONSTANT #OrigBondBal = 1650000000.00
!
!
       FULL_DEALNAME:     WFS03-3
!
       DEAL SIZE:         $ 1650000000.00
       PRICING SPEED:     1.8% ABS
!      ISSUE DATE:        20030901
       SETTLEMENT DATE:   20030828
!
```

```
      OPTIONAL REDEMPTION: ( (((COLL_BAL / #OrigCollBal) < 10%)) AND
IS_PAYMONTH);
!
  Record date delay: 19
!
 DEFINE TR_INDEXDEPS_ALL
!
 DEFINE SCHEDULE "Rsv_Loss_Trig"
!
   DEAL_CLOCK_INFO _
       ISSUE_CDU_DATE               20030901 _
       DEAL_FIRSTPAY_DATE           20031120
!
!
  DEFINE DYNAMIC STICKY #NetRateM  = ( COLL_I_MISC("COUPON") ) / COLL_
PREV_BAL * 36000 / NDAYS_ACCRUE_INT(2)
  DEFINE DYNAMIC #NetRate = #NetRateM
!
  DEFINE DYNAMIC #NetRateActual360 = #Netrate * 30 / DAYS_DIFF(CURDATE
 , MONTHS_ADD(CURDATE,-1))
!
!
  DEFINE #FGBal     = 0
  DEFINE #FGWrapBal = 1650000000
!
!
TOLERANCE WRITEDOWN_0LOSS 9999999999999.00
TOLERANCE INTEREST        9999999999999.00
!
  INITIAL INDEX    LIBOR_3MO      1.11438
!
DEFINE TRANCHE "EXP", "A1", "A2", "A3A", "A3B", "A4"
!
  DEFINE #SpecAcctBal = 0
!
Tranche "EXP" SEN_FEE_NO
  Block ( #FGWrapBal ); at 0.15 NOTIONAL WITH FORMULA BEGIN ( IF COLL_
PREV_BAL > 0 THEN #FGWrapBal ELSE 0 ); _
                                                      END ( IF COLL_
BAL > 0 THEN #FGWrapBal ELSE 0 ); _
          DAYCOUNT 30360 FREQ Q _
          Delay 0  Dated 20030828  Next 20031120
!
Tranche "A1" SEN_FIX
   Block 275000000.00 at 1.1075  FREQ Q _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20030828  Next 20031120
!
```

```
Tranche "A2" SEN_FIX
   Block 370000000.00 at 1.52  FREQ Q _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 0  Dated 20030828  Next 20031120
!
Tranche "A3A" SEN_FIX
   Block 285000000.00 at 2.37  FREQ Q _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 0  Dated 20030828  Next 20031120
!
Tranche "A3B" SEN_FLT
   Block 285000000.00 at 1.24438  FREQ Q FLOAT RESET Q _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
          Delay 0  Dated 20030828  Next 20031120
     1 * LIBOR_3MO + 0.13
     0     999
!
Tranche "A4" SEN_FIX
   Block 435000000.00 at 3.28  FREQ Q _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 0  Dated 20030828  Next 20031120
!
Tranche "R" JUN_RES_NO
   Block 1650000000.00 at 0 NOTIONAL WITH GROUP 0 SURPLUS _
         DAYCOUNT 30360 BUSINESS_DAY NONE _
         FREQ Q   Delay 0  Dated 20030820  Next 20031120
!
Tranche "BONDS" PSEUDO
   Block    USE PCT 100.0 100.0 of A1#1
   Block    USE PCT 100.0 100.0 of A2#1
   Block    USE PCT 100.0 100.0 of A4#1
   Block    USE PCT 100.0 100.0 of A3A#1
   Block    USE PCT 100.0 100.0 of A3B#1
!
Tranche "BONDS-WRAP" PSEUDO
   Block    USE PCT 100.0 100.0 of A1#1
   Block    USE PCT 100.0 100.0 of A2#1
   Block    USE PCT 100.0 100.0 of A4#1
   Block    USE PCT 100.0 100.0 of EXP#1
   Block    USE PCT 100.0 100.0 of A3A#1
   Block    USE PCT 100.0 100.0 of A3B#1
!
!
DEFINE PSEUDO_TRANCHE COLLAT _
   Delay 19 Dated 20030901 Next 20031020 Settle 20030828
!
  RESERVE_FUND "SPREAD_ACCT"  ON TRANCHE "A1"&"A2"&"A3A"&"A3B"&"A4" _
             COVERS DELINQ LOSSES _
```

```
              COVERS INTEREST SHORTFALLS _
              EXCESS_TO "R#1" _
              BALANCE_CAP ( #SpecAcctBal ); _
              FUNDING_FROM RULES _
              STARTING_BALANCE ( 2.00% * #OrigCollBal ); _
              BY "DM"
!
 FINANCIAL_GUARANTY "FG"  ON TRANCHE "A1"&"A2"&"A3A"&"A3B"&"A4" _
              FUNDING_FROM RULES _
              COVERS DELINQ LOSSES _
              COVERS INTEREST SHORTFALLS _
              BY "DM"
!
 CLASS "EXP"       NO_BUILD_TRANCHE _
                    = "EXP"
 CLASS "A1"         NO_BUILD_TRANCHE _
                    = "A1"
 CLASS "A2"         NO_BUILD_TRANCHE _
                    = "A2"
 CLASS "A3A"        NO_BUILD_TRANCHE _
                    = "A3A"
 CLASS "A3B"        NO_BUILD_TRANCHE _
                    = "A3B"
 CLASS "A4"         NO_BUILD_TRANCHE _
                    = "A4"
 CLASS "RESID"     NO_BUILD_TRANCHE _
                    = "R#1"
 CLASS "A3" DISTRIB_CLASS PRORATA  WRITEDOWN_BAL PRORATA _
                    = "A3A" "A3B"
 CLASS "A" WRITEDOWN_BAL PRORATA ALLOCATION _
                    = "A1" "A2" "A3" "A4"
!
!
 CLASS "ROOT" _
                WRITEDOWN_BAL RULES _
                DISTRIB_CLASS RULES _
                  = "EXP" "A"  "RESID"
!
 DEFINE PSEUDO_TRANCHE CLASS "A"             Delay 0  Dated 20030828
Next 20031120 DAYCOUNT 30360 BUSINESS_DAY NONE
 DEFINE PSEUDO_TRANCHE CLASS "A3"            Delay 0  Dated 20030828
Next 20031120 DAYCOUNT 30360 BUSINESS_DAY NONE
!
 CROSSOVER When 0
!
!
 INTEREST_SHORTFALL FULL_PREPAY    Compensate Pro_rata _
                    PARTIAL_PREPAY Compensate Pro_rata _
```

```
                    LOSS            Compensate Pro_rata
!
!
 tranche "#OC"                           SYMVAR
 tranche "#RegPDA"                       SYMVAR
 tranche "#RsvPct"                       SYMVAR
 tranche "#RsvTrigEvent"                 SYMVAR

!
 CMO Block Payment Rules
!
!! Reserve Account Trigger
------------------------------------
   calculate :  #CumNetLoss         = IF( CURMONTH == 1 ) THEN 0.00 ELS
E #CumNetLoss
   calculate :  #CumNetLoss         = #CumNetLoss + DELINQ_NET_LOSS
   calculate :  #CumNetLossPct      = #CumNetLoss / #OrigCollBal * 100
!
   calculate :  #CumNetLossTrig     = SCHED_AMOUNT(1)
!
   calculate :  #RsvTrigEvent       = #CumNetLossPct GT #CumNetLossTrig
------------------------------------
!
!! Reserve Account Target
------------------------------------
   calculate :  #RsvTargPct         = IF( #RsvTrigEvent == 1 ) THEN 10.
00% ELSE 6.50%
   calculate :  #RsvFlrPct          = 1.80%
   calculate :  #RsvTargBal         = #RsvTargPct * COLL_BAL
   calculate :  #RsvFlrBal          = #RsvFlrPct * #OrigCollBal
------------------------------------
!
!! PDA Calculations
------------------------------------
   calculate :  #RegPDA             = MAX( 0.00, DBAL - COLL_BAL )
------------------------------------
!
------------------------------------
   calculate :  "A"  NO_CHECK  CUSTOM AMOUNT    = #RegPDA
------------------------------------
!
!! Pay Wrap Fee
------------------------------------
         pay : CLASS ENTIRETY SEQUENTIAL ( "EXP" )
------------------------------------
!
!! Pay Class A Interest
------------------------------------
```

```
         pay :  CLASS INTEREST SEQUENTIAL ( "A" )
         pay :  CLASS INTSHORT SEQUENTIAL ( "A" )
------------------------------------
        from :  CLASS ( "A" )
         pay :  CLASS INTEREST PRO_RATA  ( "A1"; "A2"; "A3"; "A4" )
         pay :  CLASS INTSHORT PRO_RATA  ( "A1"; "A2"; "A3"; "A4" )
------------------------------------
        from :  CLASS ( "A3" )
         pay :  CLASS INTEREST PRO_RATA  ( "A3A"; "A3B" )
         pay :  CLASS INTSHORT PRO_RATA  ( "A3A"; "A3B" )
------------------------------------
!
!! Pay Principal From Collection Account
------------------------------------
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL ( "A" )
------------------------------------
        from :  CLASS ( "A" )
         pay :  CLASS BALANCE SEQUENTIAL ( "A1", "A2", "A3", "A4" )
------------------------------------
        from :  CLASS ( "A1" )
         pay :  SEQUENTIAL ( "A1#1" )
------------------------------------
        from :  CLASS ( "A2" )
         pay :  SEQUENTIAL ( "A2#1" )
------------------------------------
        from :  CLASS ( "A3" )
         pay :  CLASS BALANCE PRO_RATA( "A3A"; "A3B" )
------------------------------------
        from :  CLASS ( "A3A" )
         pay :  SEQUENTIAL ( "A3A#1" )
------------------------------------
        from :  CLASS ( "A3B" )
         pay :  SEQUENTIAL ( "A3B#1" )
------------------------------------
        from :  CLASS ( "A4" )
         pay :  SEQUENTIAL ( "A4#1" )
------------------------------------
!
!! Pay Principal from Reserve Account
------------------------------------
        from :  CREDIT_ENHANCEMENT ("SPREAD_ACCT")
         pay :  CLASS PRINCIPAL SEQUENTIAL ( "A" )
------------------------------------
        from :  CLASS ( "A" )
         pay :  CLASS BALANCE SEQUENTIAL ( "A1", "A2", "A3", "A4" )
------------------------------------
        from :  CLASS ( "A1" )
```

```
        pay :  SEQUENTIAL ( "A1#1" )
------------------------------------
       from :  CLASS ( "A2" )
        pay :  SEQUENTIAL ( "A2#1" )
------------------------------------
       from :  CLASS ( "A3" )
        pay :  CLASS BALANCE PRO_RATA( "A3A"; "A3B" )
------------------------------------
       from :  CLASS ( "A3A" )
        pay :  SEQUENTIAL ( "A3A#1" )
------------------------------------
       from :  CLASS ( "A3B" )
        pay :  SEQUENTIAL ( "A3B#1" )
------------------------------------
       from :  CLASS ( "A4" )
        pay :  SEQUENTIAL ( "A4#1" )
------------------------------------
!
!! Pay Principal From Financial Guarantee
------------------------------------
       from :  CREDIT_ENHANCEMENT ("FG")
        pay :  CLASS PRINCIPAL SEQUENTIAL ( "A" )
------------------------------------
       from :  CLASS ( "A" )
        pay :  CLASS BALANCE SEQUENTIAL ( "A1", "A2", "A3", "A4" )
------------------------------------
       from :  CLASS ( "A1" )
        pay :  SEQUENTIAL ( "A1#1" )
------------------------------------
       from :  CLASS ( "A2" )
        pay :  SEQUENTIAL ( "A2#1" )
------------------------------------
       from :  CLASS ( "A3" )
        pay :  CLASS BALANCE PRO_RATA( "A3A"; "A3B" )
------------------------------------
       from :  CLASS ( "A3A" )
        pay :  SEQUENTIAL ( "A3A#1" )
------------------------------------
       from :  CLASS ( "A3B" )
        pay :  SEQUENTIAL ( "A3B#1" )
------------------------------------
       from :  CLASS ( "A4" )
        pay :  SEQUENTIAL ( "A4#1" )
------------------------------------
!
!! Reimburse Insurance Policy Draws From Amounts Remaining in the Coll
ection Account
------------------------------------
```

```
        from :  CLASS ( "ROOT" )
         pay :  REIMBURSE CREDIT_ENHANCEMENT("FG")
------------------------------------
!
!! Fund The Reserve Account
------------------------------------
   calculate :  #EndBondBal         = BBAL("A1#1","A2#1","A3A#1","A3B#1
","A4#1")
   calculate :  #SpecAcctBal        = MIN( #EndBondBal, MAX( #RsvTargBa
l, #RsvFlrBal ) )
   calculate :  #SpecAcctFund       = MAX( 0.00, #SpecAcctBal - CREDIT_
ENHANCEMENT ( "SPREAD_ACCT" ) )
------------------------------------
        from :  CLASS ( "ROOT" )
  subject to :  CEILING ( #SpecAcctFund )
         pay :  CREDIT_ENHANCEMENT ( "SPREAD_ACCT" )
------------------------------------
!
!! Use Excess Funds in the Reserve Account to Reimburse Insurance Poli
cy Draws
------------------------------------
   calculate :  #SpecAcctRel1        = MAX( 0.00, CREDIT_ENHANCEMENT ("
SPREAD_ACCT") - #SpecAcctBal )
------------------------------------
        from :  CREDIT_ENHANCEMENT ("SPREAD_ACCT")
  subject to :  CEILING( #SpecAcctRel1 )
         pay :  REIMBURSE CREDIT_ENHANCEMENT("FG")
------------------------------------
!
!! Release Excess Funds in the Reserve Account to Residual
------------------------------------
   calculate :  #SpecAcctRel2        = MAX( 0.00, CREDIT_ENHANCEMENT ("
SPREAD_ACCT") - #SpecAcctBal )
------------------------------------
        from :  CREDIT_ENHANCEMENT ("SPREAD_ACCT")
  subject to :  CEILING( #SpecAcctRel2 )
         pay :  AS_INTEREST ("R")
------------------------------------
!
!! Relese Excess Cash to Residual
------------------------------------
        from :  CLASS ( "ROOT" )
         pay :  AS_INTEREST ("R")
------------------------------------
!
!! Other Calcs
------------------------------------
   calculate :  #BondBal             = BBAL("A1#1","A2#1","A3A#1","A3B#
```

```
1","A4#1")
   calculate :  #FGWrapBal            = BBAL("A1#1","A2#1","A3A#1","A3B#
1","A4#1")
------------------------------------
   calculate :  #LastFGBal            = #FGBal
   calculate :  #FGBal                = CREDIT_ENHANCEMENT("FG")
   calculate :  #FGDraw               = MAX( 0.00, #FGBal - #LastFGBal )
------------------------------------
!
------------------------------------
  calculate :   #OC                   = COLL_BAL - #BondBal
  calculate :   #RsvPct               = CREDIT_ENHANCEMENT( "SPREAD_ACCT
" ) / COLL_BAL * 100
------------------------------------
!
Schedule "Rsv_Loss_Trig"
DECLARE
VALUES OK
     20031120                0.34
     20031220                1.03
     20040120                1.03
     20040220                1.03
     20040320                1.72
     20040420                1.72
     20040520                1.72
     20040620                2.32
     20040720                2.32
     20040820                2.32
     20040920                2.87
     20041020                2.87
     20041120                2.87
     20041220                3.35
     20050120                3.35
     20050220                3.35
     20050320                3.77
     20050420                3.77
     20050520                3.77
     20050620                4.12
     20050720                4.12
     20050820                4.12
     20050920                4.39
     20051020                4.39
     20051120                4.39
     20051220                4.61
     20060120                4.61
     20060220                4.61
     20060320                4.77
     20060420                4.77
```

20060520	4.77
20060620	4.90
20060720	4.90
20060820	4.90
20060920	5.00
20061020	5.00
20061120	5.00
20061220	5.07
20070120	5.07
20070220	5.07
20070320	5.11
20070420	5.11
20070520	5.11
20070620	5.15
20070720	5.15
20070820	5.15
20070920	5.18
20071020	5.18
20071120	5.18
20071220	5.21
20080120	5.21
20080220	5.21
20080320	5.22
20080420	5.22
20080520	5.22
20080620	5.24
20080720	5.24
20080820	5.24
20080920	5.24
20081020	5.24
20081120	5.24
20081220	5.25
20090120	5.25
20090220	5.25
20090320	5.25
20090420	5.25
20090520	5.25
20090620	5.25
20090720	5.25
20090820	5.25
20090920	5.25
20091020	5.25
20091120	5.25
20091220	5.25
20100120	5.25
20100220	5.25
20100320	5.25
20100420	5.25

```
     20100520                  5.25
     20100620                  5.25
     20100720                  5.25
     20100820                  5.25
     20100920                  5.25
     20101020                  5.25
     20101120                  5.25
     20101220                  5.25
     20110120                  5.25
     20110220                  5.25
     20110320                  5.25
     20110420                  5.25
     20110520                  5.25
     20110620                  5.25
     20110720                  5.25
     20110820                  5.25
     20110920                  5.25
     20111020                  5.25
     20111120                  5.25
!
!
 Collateral
!
!       Factor      --Delay--
! Type   Date        P/Y    BV   Use BV for 0
  WL  20030901    9999 9999   FALSE
!
! Pool#  Type     Gross     Current      Original    --Fee--  Maturity O
rig
!                 Coupon    Factor       Balance     P/Y  BV  P/Y   BV T
erm
!! BEGINNING OF COLLATERAL
M        1                WL    00    WAC           12.990 (      15162
561.75 /     15162561.75 );    15162561.75                         1.25
        1.25              34:0      34:0       34 NO_CHECK BALLOON SC
HED_AMORT           34
M        2                WL    00    WAC           13.295 (      12306
949.24 /     12306949.24 );    12306949.24                         1.25
        1.25              33:1      33:1       34 NO_CHECK BALLOON SC
HED_AMORT           34
M        3                WL    00    WAC           10.874 (       5214
077.87 /      5214077.87 );     5214077.87                         1.25
        1.25              31:3      31:3       34 NO_CHECK BALLOON SC
HED_AMORT           34
M        4                WL    00    WAC           13.123 (      42675
759.08 /     42675759.08 );    42675759.08                         1.25
        1.25              47:0      47:0       47 NO_CHECK BALLOON SC
HED_AMORT           47
```

```
M        5                  WL    00    WAC                13.062 (      38932
412.66 /     38932412.66 );     38932412.66                               1.25
        1.25                46:1       46:1          47 NO_CHECK BALLOON SC
HED_AMORT             47
M        6                  WL    00    WAC                12.013 (      11929
823.47 /     11929823.47 );     11929823.47                               1.25
        1.25                45:3       45:3          48 NO_CHECK BALLOON SC
HED_AMORT             48
M        7                  WL    00    WAC                11.775 (     255684
359.20 /    255684359.20 );    255684359.20                               1.25
        1.25                60:0       60:0          60 NO_CHECK BALLOON SC
HED_AMORT             60
M        8                  WL    00    WAC                11.855 (     218828
054.21 /    218828054.21 );    218828054.21                               1.25
        1.25                59:1       59:1          60 NO_CHECK BALLOON SC
HED_AMORT             60
M        9                  WL    00    WAC                10.422 (      78770
490.53 /     78770490.53 );     78770490.53                               1.25
        1.25                56:4       56:4          60 NO_CHECK BALLOON SC
HED_AMORT             60
M        10                 WL    00    WAC                 9.765 (     463078
109.99 /    463078109.99 );    463078109.99                               1.25
        1.25                71:0       71:0          71 NO_CHECK BALLOON SC
HED_AMORT             71
M        11                 WL    00    WAC                 9.854 (     383183
317.57 /    383183317.57 );    383183317.57                               1.25
        1.25                70:1       70:1          71 NO_CHECK BALLOON SC
HED_AMORT             71
M        12                 WL    00    WAC                 9.231 (     104568
760.12 /    104568760.12 );    104568760.12                               1.25
        1.25                68:3       68:3          71 NO_CHECK BALLOON SC
HED_AMORT             71
M        13                 WL    00    WAC                 7.821 (      10561
346.07 /     10561346.07 );     10561346.07                               1.25
        1.25                83:0       83:0          83 NO_CHECK BALLOON SC
HED_AMORT             83
M        14                 WL    00    WAC                 7.956 (       7023
044.17 /      7023044.17 );      7023044.17                               1.25
        1.25                82:1       82:1          83 NO_CHECK BALLOON SC
HED_AMORT             83
M        15                 WL    00    WAC                 7.962 (       2080
934.07 /      2080934.07 );      2080934.07                               1.25
        1.25                76:7       76:7          83 NO_CHECK BALLOON SC
HED_AMORT             83
```